Derek Dostal +1 212 450-4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL

February 10, 2022

Re:	Tuatara Capital Acquisition Corporation Draft Registration Statement on Form S-4 Confidentially Submitted December 22, 2021 CIK No. 0001801602

CONFIDENTIAL

Mr. Dave Edgar
Ms. Kathleen Collins
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Edgar and Ms. Collins:

On behalf of our client, Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating the Company’s Draft Registration Statement on Form S-4 (the “Draft Registration Statement”) contained in the Staff’s letter dated January 21, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is filing it together with this response letter (the “Registration Statement”). The Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-4 submitted December 22, 2021

Questions and Answers About the Transaction Proposals for Tuatara Shareholders
What equity stake will current Tuatara public shareholders, the subscription investors, page 14

1.
We note throughout your registration statement, you reference that public shareholders of Tuatara will own 40.2% of the New SpringBig common stock and existing SpringBig stockholders will own 49.2% of the merged company, both assuming no redemptions. Please balance these ownership percentages by also providing the relevant ownership assuming maximum redemptions. You should clarify prominently that existing SpringBig stockholders may hold as much as 79.1% of the post-merger common stock assuming maximum redemptions.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 15, 37 and 125 of the Registration Statement.

2.
We note that you do not have a minimum cash amount that is necessary to close the merger, beyond the $5,000,001 net tangible asset requirement. Please quantify the percentage of non-affiliated public shares that may be redeemed to maintain a sufficient amount of net tangible assets after redemptions for the merger to proceed.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 15, 16, 38 and 126 of the Registration Statement.

What vote is required to approve the Transaction Proposals presented at the general meeting? page 18

3.
In light of your sponsor, director and officers agreeing to vote to approve all of the Transaction Proposals, please clarify the percentage of non-affiliated votes of your ordinary shares that are necessary to pass each proposal. Further, please provide this information assuming only a quorum is present.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 20, 44 and 131 of the Registration Statement.

If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 23

4.
Please clarify that even if Tuatara public unitholders redeem their ordinary shares, they will continue to hold Tuatara warrants. However, the public warrants may be redeemed by New SpringBig for $0.01 per warrant if the market value of the ordinary shares exceed $18 in the future. Further, clarify that the private placement warrants are not subject to these warrant redemption provisions.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Registration Statement.

Summary of the Proxy Statement/Prospectus
Accounting Treatment, page 36

5.
We note your discussion regarding the accounting treatment for the business combination. Please provide us with your accounting analysis with regard to the determination of the accounting acquirer as outlined in ASC 805-10-55-10 to ASC 805-10-55-15. In your response, ensure you address the following:

•	How you factored the public and private warrants in Tuatara in your determination that SpringBig's shareholders will have the largest voting interest in New SpringBig.
•	Clarify whether the Pipe Investors have any related party interests with Tuatara.
•
How you determined that SpringBig's directors will represent the majority of the new board. In this regard, provide us with the names of each board member in the combined company and their relationship to either SpringBig or Tuatara prior to the merger.

•	Provide the names of any senior management in the combined entity besides Messrs. Harris and Sykes and their relationship, if any, to either SpringBig or Tuatara prior to the merger.

Response:          The Company respectfully acknowledges the Staff’s comment and has provided further details on its accounting analysis below and to the Registration Statement, as applicable.

Relative voting rights
The Company has made the following analysis as it made its determination that SpringBig’s shareholders will have the largest voting interest in New SpringBig:
•	Immediately following the Merger:
o
Assuming no redemptions by existing Tuatara stockholders, SpringBig shareholders are expected to own 49.2% of the post-merger company (as disclosed on pages 9, 15, 37, 76, 86 and 125 of the Registration Statement), while the Sponsor and current Tuatara shareholders are expected to own 48.2% of the post-merger company consisting of 8.0% founders and 40.2% public shareholders.

o
Assuming maximum redemptions of by existing Tuatara shareholders, SpringBig shareholders are expected to own 78.3% of the post-merger company (as disclosed on pages 10, 16, 38, 125, and 172 of the Registration Statement), and current Tuatara stockholders are expected to own 17.5% of the post-merger company.

o	Accordingly, the owner of the majority of the voting shares immediately following the Merger (i.e., Tuatara or SpringBig) is determined to be SpringBig.

•
The Company respectfully notes that, as part of our accounting analysis, we considered the impact of the public and private warrants in Tuatara in our determination that Springbig’s shareholders will have the largest voting interest in New SpringBig.

o	After consideration, we made the determination that the public and private warrants in Tuatara are not relevant in the determination of voting rights for the following reason:
o
The warrants do not have voting rights until they are exercised and considered to be issued and outstanding. The voting rights were determined based on a basic weighted average share calculation and, because the exercise price of the warrants of $11.50 is higher than the average stock price, the warrants were not exercised and therefore should not be included in the determination of voting interest.

•
The Company respectfully notes that one of the PIPE investors is Tuatara Capital Fund, II L.P., an affiliate of the Company, and another PIPE investor is Jeffrey Harris, CEO of SpringBig. These relationships are discussed in further detail in the Registration Statement, including on pages 229 and 233, and with revised language on page 172. Once the affiliated PIPE shares are allocated to Tuatara and SpringBig, respectively, the unaffiliated PIPE investors will represent 1.4% and 2.2% of the total shares issued in the case of no redemptions and maximum redemptions, respectively.

Large minority interest
The shares expected to be issued in the acquisition of SpringBig will be issued in their entirety to SpringBig’s shareholders. As noted above, SpringBig is expected to be issued approximately 49-80% of the combined company’s outstanding shares and, therefore, constitute at least a large minority interest.

Board composition
The Company has determined that SpringBig’s directors will represent a majority of the non-independent directors of the new board. The disclosure on pages 9 and 38-39 explains that Tuatara will designate one director while SpringBig will designate three directors. The names and relationships of these directors, other than Jeffrey Harris, will be disclosed in an amendment to the Registration Statement.

Senior management
In addition to Messrs. Harris and Sykes, Mr. Navin Anand will serve as Chief Technology Officer for the combined company. The Company has revised the disclosure on page 220 and 224 to discuss the addition of Mr. Anand and note that he has served as Chief Technology Officer for SpringBig since April 2021. Therefore, the management of the post-merger company will be comprised of SpringBig’s current senior management.

Risk Factors
Risks Related to Tuatara and the Business Combination
We have identified two material weaknesses in our internal control over financial reporting...,page 73

6.
Your current discussion regarding the material weaknesses in your internal control over financial reporting indicates that such weaknesses were the result of the Staff's April 12, 2021 statement and the company's restatement. Please revise to identify the actual weaknesses in your internal controls.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 76 and 77 of the Registration Statement.

7.
You state that you continue to evaluate steps to remediate the material weaknesses in internal control over financial reporting. Please revise to include a discussion of your remediation plan and clarify what steps, if any, have been fully implemented and what\ remains to be completed in your remediation efforts. Also, disclose how long you estimate it will take to complete your remediation plan and discuss any associated material costs that you have incurred, or expect to incur.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 77 of the Registration Statement.

Activities taken by affiliates of Tuatara to purchase, directly or indirectly, public shares will increase the likelihood..., page 84

8.
Please clarify whether the affiliates of Tuatara, or New SpringBig, may also engage in activities to purchase public shares that may increase the price of the common stock to trigger the exercise of the Earn-Out provisions or the warrant redemption provisions.

Response:          The Company acknowledges the Staff's comment and recognizes the risk referenced therein is not relevant. We have therefore removed the risk factor on page 87 of the Registration Statement.

Upon completion of the business combination, the rights of holders of New SpringBig's common stock arising under the DGCL will differ..., page 88

9.
This risk factor briefly discusses that New SpringBig’s corporate governing documents will be less favorable than those of Tuatara. Please consider adding a risk factor that addresses the changes in your Organizational Documents Proposals A, B, C, D and E, involving exclusive forum, classified board, only removal of directors for cause, no actions by written consent, and no special meetings and how they may concentrate more power to management.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 91 and 92 of the Registration Statement.

Tuatara's Board of Directors' Reasons for Approval of the Business Combination, page 115

10.
Please provide more detail regarding how the Board determined the valuation of SpringBig and how the $245 million valuation was fair to investors. Describe the valuation methodology used in detail, including the specific metrics and comparable companies and transactions.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 118 and 119 of the Registration Statement.

Certain Projected Financial Information, page 118

11.
We note that SpringBig is currently projecting Brands Revenue to increase from $800,000 in 21E to $19.1 million in 24E, which is 2288% revenue growth in 3 years. Please provide the basis for and the underlying assumptions as to why the management of SpringBig believes that this line of revenue will increase this much in such a short period of time. Further, please clarify the actual Brands Revenue and number of Brands clients for your most recent periods.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 122 of the Registration Statement.

12.
Similarly, please clarify why SpringBig's management believes its annual revenue growth rate will be between 58% to 65% in the next 3-4 years. Please clarify the assumptions used to determine these growth rates, such as acquisitions, specific new product introductions or expansion into new markets.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 122 of the Registration Statement.

Effects of the Domestication, page 137

13.
You indicate that U.S. Holders generally will not recognize taxable gain or loss as a result of the domestication for U.S. federal income tax purposes. Please provide an opinion of tax counsel to support this assertion.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 134-135 of the Registration Statement. We are also filing a form of opinion from Davis Polk tax counsel as Exhibit 8.1 to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 166

14.
You state that the maximum redemption scenario assumes the maximum number of shares that can be redeemed without violating the conditions of the merger or the requirements of Tuatara's Amended and Restated Memorandum and Articles of Association. Please revise to clarify, here and throughout the filing, what happens if more than 18,825,891 shareholders wish to redeem their shares.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 46 and 172 of the Registration Statement.

15.
Please revise your disclosures related to the Earnout Shares to explain your proposed accounting for such shares and revise the pro forma financial statements accordingly. If you determine that the Earnout Shares will be accounted for as liabilities, disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements. Refer to Article 11-02(b)(10) of Regulation S-X.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 172 of the Registration Statement.

Unaudited Condensed Combined Pro Forma Statement of Operations for the Twelve Months Ended December 31, 2020, page 171

16.
We note that adjustment (3) to your pro forma balance sheet includes $10.3 million of estimated legal, financial advisory and other professional fees related to the business combination that are not reflected in the historical financial statements for either entity. Please revise to reflect any unrecorded transaction costs that will be expensed as part of the merger in the pro forma statement of operations assuming such adjustment was made as of the beginning of the fiscal year presented. To the extent these costs will not recur in the income of the combined entity beyond 12 months after the merger, revise to indicate as such in the pro forma notes. Refer to Article 11-02(b)(6)(B) and 11-02(b)(11)(i) of Regulation S-X.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 178 of the Registration Statement.

Business of SpringBig, page 191

17.
You refer to SpringBig as a “market-leading software platform providing customer loyalty and marketing automation solutions to cannabis retailers and brands in the U.S. and Canada.” Please provide the basis for your belief of SpringBig’s market leadership, such as market-share by revenues. We note you refer to SpringBig’s industry as highly fragmented.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as set forth in the Registration Statement, the industry is highly fragmented, with few cannabis-specific companies providing products similar to SpringBig’s offerings. The Company further advises the Staff that certain competing platforms are not public companies or provide only elements of SpringBig’s offerings and services, making comparisons of revenue difficult, as such information is not publicly available for many participants or business lines in the market.

The Company and SpringBig have reviewed information and data available to them regarding competition in the marketplace and the Company believes that, as disclosed in the Registration Statement, a combination of factors including (i) the number of SpringBig customers and consumers enrolled on SpringBig’s platform (and the percentage of known licensed cannabis retailers enrolled in SpringBig’s product service); (ii) scale (SpringBig has operations and clients in all states that have legalized cannabis); (iii) the comprehensive services offered by SpringBig; (iv) the technology offered by SpringBig that, among other things, connects the three categories of participants in the cannabis ecosystem (customers, retailers, and brands) and provides effective communications and marketing to end-consumers; (v) SpringBig’s expertise in loyalty programs and marketing automation; (vi) the quality of SpringBig’s client services; and (vii) SpringBig’s ability to provide data analytics that the Company does not believe competitors currently provide, among other factors, support the characterization of SpringBig as a “market-leading software platform providing customer loyalty and marketing automation solutions to cannabis retailers and brands in the U.S. and Canada.”

18.
Your business section discusses sales and operations in Canada and Brands clients. Please clarify whether you currently generate material amounts of revenue in Canada or through Brand clients. We note that in your projections section, you anticipate less than $1 million in Brands Revenue in 2021.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 122, 200, 203 and 205 of the Registration Statement.

19.
Please briefly discuss how you price your subscriptions to your clients for the use of your platform. You briefly mention quantum of communication credits on page 204. It is unclear whether your pricing is solely based on the amount of communications rendered or whether it is based on the success or effectiveness of such communications or other criteria.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 196 of the Registration Statement.

20.
Please discuss any material agreements with the 18 point-of-sale providers and 4 major cannabis e-commerce providers. Disclose whether you derive a material amount of revenue from, share revenues with, or rely on these providers for distribution.

Response:          The Company respectfully acknowledges the Staff’s comment and advises the Staff that SpringBig has determined that the existing agreements with such parties are not material agreements. In response to the remainder of the Staff’s comment, the Company has revised its disclosure on page 203 of the Registration Statement.

21.
Please provide a more detailed description of the regulatory landscape regarding text message marketing laws concerning cannabis-related businesses and the impact on the company. Discuss the scope of the carrier-implemented restrictions and how your relationships with messaging distributors have allowed you to continue servicing your customers.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 200 and 201 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Performance, page 204

22.
You state that your ability to expand your relationships with customers, and their satisfaction of your product offerings and client service, is demonstrated by your net retention rate. Please revise to provide this measure for each period presented and include a discussion of any significant fluctuations from period-to-period. Also, revise to clarify how the average recurring monthly subscription revenue used in such calculation is determined. In this regard, explain whether excess use revenue is included in this measure and if so, how.

Response:          The Company respectfully acknowledges the Staff’s comment and advises the Staff that SpringBig will provide the net retention rate for the additional periods presented in a subsequent amendment to the Registration Statement.

In response to the remainder of the Staff’s comment, the Company has revised the disclosure on pages 195, 196 and 207 of the Registration Statement to clarify how the average recurring monthly subscription revenue is calculated and how excess use revenue is included in this measurement.

Key Operating and Financial Metrics, page 206

23.
You state that subscriptions automatically renew unless notice of cancellation is provided in advance. Please tell us, and revise as necessary to clarify, whether a customer has the option to cancel their subscription during the subscription term and if so, whether they will incur any penalties for early termination.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 210 of the Registration Statement.

24.
You disclose that annualized revenue is calculated as twelve times the most recent month’s revenue. Please tell us, and revise to clarify, whether this metric includes revenue from excess usage fees and if so, explain your basis for annualizing optional usage.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 210 of the Registration Statement.

Results of Operations Comparison of Nine Months Ended September 30, 2021 and 2020 Revenue, page 208

25.
Please revise to disclose the relative contribution of the revenue increase attributed to both new and existing customers. Similar revisions should be made to the discussion of your annual results. Refer to Section III.D of SEC Release No. 33-6835.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has provided disclosure in the Registration Statement focused on the primary drivers of material changes to SpringBig’s results of operations.

The Company supplementally advises the Staff that SpringBig tracks its total number of clients and how that number changed during each period presented, which is disclosed in the Registration Statement under “Key Operating and Financial Metrics.” SpringBig does not, however, internally track the amount of revenue attributable to its new clients as compared to its existing clients, as SpringBig does not believe that the distinction between existing and new customers is an important factor for the explanation of the results of operations.  This is because the amount of revenue attributable to each client (new or existing) varies based on the terms of the specific client’s subscription, which, in turn, depends on the number of communications credits provided under such subscription, and revenue attributable to a client may further vary depending on excess use by such client.  Additionally, SpringBig’s recently introduced “Brands” platform has varying pricing structure and may take the form of a bulk-pay or monthly subscription pricing structure.  Further, given the above factors and SpringBig’s relatively short operating history, the Company does not believe it can meaningfully track revenue growth based on incremental sales to existing clients. As a result, SpringBig is unable to provide the relative contribution of the revenue increase attributed to new customers as compared to existing customers.

Further, the Company believes that the key metrics presented and discussed beginning on page 210 of the Registration Statement are the most meaningful metrics for investors to understand SpringBig’s business and results of operations. The Company believes that SpringBig’s overall revenue growth, adjusted EBITDA, annualized revenue, number of clients and net revenue retention rate provide investors with the information that is helpful to an investor’s understanding of the strength and potential future performance of SpringBig’s business. Further, the Registration Statement includes disclosure regarding the primary drivers of revenue increases as well as changes in the number of its clients in each period presented and, accordingly, the Company is of the viewpoint that the Registration Statement includes sufficient discussion of the causes of material changes during the periods presented to the extent necessary for an understanding of SpringBig’s business as a whole in accordance with Item 303(a) of Regulation S-K and as discussed in Section III.D of SEC Release No. 33-6835.

Executive Compensation, page 219

26.
Please clarify whether you will disclose additional Named Executive Officers here and additional post-merger executive officers on page 215. We note that SpringBig’s website lists a large management team.

Response:          In response to the Staff’s comment, the Company has revised the disclosure on pages 220 and 224-227 of the Registration Statement to include Mr. Navin Anand, SpringBig’s Chief Technology Officer, as an additional post-merger executive officer.

The Company further respectfully advises the Staff that the Company considered the definition of “executive officer” in Rule 3b-7 under the Securities Exchange Act of 1934, as amended, in determining the individuals meeting the definition of “executive officer” thereunder.  Under Rule 3b-7, such persons constitute the only executive officers as they constitute the sole persons in charge of SpringBig’s principal business units, divisions or functions and are the only officers who perform policy-making functions.

As a result of its current employee base and scope of operations of its business, the Company respectfully advises the Staff that SpringBig effectively operates as a single business unit under the specific direction of Messrs. Harris, Sykes and Anand. SpringBig is closely managed at all levels and across all functions and, as a result, all material operational and strategic decisions were made exclusively by Messrs. Harris, Sykes and/or Anand. The Company respectfully submits that, other than Messrs. Harris, Sykes and Anand, the other individuals identified SpringBig’s website do not have the authority to (and do not) formulate policy, perform policy-making functions, or independently make material decisions on behalf of, or direct the strategy of, SpringBig such that they would qualify as an executive officer within the meaning of Rule 3b-7. Consequently, the Company further concluded that only Messrs. Harris, Sykes and Anand should be identified as “Named Executive Officers” in the Registration Statement pursuant to Item 402 of Regulation S-K.

Beneficial Ownership of Securities, page 223

27.	Please provide the beneficial ownership of SpringBig, Inc. prior to the initial business combination.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 229 of the Registration Statement.

Certain SpringBig Relationships and Related Party Transactions, page 228

28.
You indicate that SpringBig’s CEO, Jeffrey Harris, is the founder and holds a controlling equity interest in InteQ. We note that InteQ offers a similar marketing and loyalty program platform as SpringBig, but outside of the cannabis industry. Please clarify any relationships between these entities, including those involving Mr. Harris, such as noncompete agreements or technology licensing agreements. Please clarify whether either party is restricted from competing for similar clients or in similar markets. To extent there are any conflicts of interests, such as competing for acquisitions to improve the functionality of SpringBig's platform, please consider adding an appropriate risk factor to discuss these conflicts and the operation of the corporate opportunities waiver.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 233 of the Registration Statement. The Company supplementally advises the Staff that the Company is of the opinion that, given InteQ’s differentiated product offering and customer base, the relationships between InteQ and SpringBig, including those involving Mr. Harris, do not present an ongoing conflict of interest.

SpringBig, Inc. Audited Financial Statements Report of Independent Registered Public Accounting Firm, page F-36

29.
Please revise the Report of SpringBig's Independent Registered Public Accounting Firm to include the date the report was issued and the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Response:          In response to the Staff’s comment, the Company has provided a revised Report of SpringBig's Independent Registered Public Accounting Firm that includes the date the report was issued and the city and state where issued.

Statement of Operations, page F-38

30.	Please revise to include the disclosures related to net loss per share for each income statement period presented. Refer to ASC 260-10-50-1.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page F-46 and F-47 of the Registration Statement.

Notes to Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies, page F-41

31.
Please revise to include an accounting policy addressing the factors used to determine your reportable segments. To the extent you have determined there is only one operating and reportable segment, revise to indicate as such. Refer to ASC 235-10-50-1 and ASC 280-10-50-21. Also, disclose revenue and long-lived assets attributed to your country of domicile and to all foreign countries in total. If revenue from external customers attributed to an individual country are material, such amounts should be separately disclosed. In this regard, we note you have clients in both the U.S. and Canada. Alternatively, state that it is impracticable to provide such geographic information. Refer to ASC 280-10-50-41.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages F-41 and F-55 of the Registration Statement.

Concentrations of Credit Risk, page F-44

32.
You state on page 200 that no single client accounted for more than 11% of your revenue for the year ended December 31, 2020 or the nine months ended September 30, 2021. Please tell us whether any client accounted for 10% or more of your revenue or accounts receivable in these periods and if so, revise to provide the disclosures required under ASC 280-10-50-42 and/or ASC 275-10-50-18, as appropriate.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages F-44 and F-59 of the Registration Statement.

Note 9. Income Taxes, page F-48

33.
You disclose that your income tax rate computed at the statutory federal rate of 21% differs from your effective tax rate primarily due to permanent items, state taxes and the change in the deferred tax asset valuation allowance. Please revise to include a reconciliation, using percentages or dollar amounts, of the reported amount of income tax expense attributable to continuing operations to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Refer to ASC 740-10-50-12.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages F-49, F-50 and F-64 of the Registration Statement.

Note 11. Subsequent Events, page F-49

34.
You state that you have considered subsequent events through September 30, 2021. Please revise to disclose whether this was the date the financial statements were issued or available to be issued. Similar revisions should be made to your disclosure on page F-62. Refer to ASC 855-10-50-1(b).

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page F-50 of the Registration Statement.

SpringBig, Inc. Unaudited Financial Statements

Consolidated Balance Sheets, page F-50

35.	Please revise to label your interim financial statements as “unaudited” where appropriate.

Response:          In response to the Staff’s comment, the Company has revised the disclosure of the Registration Statement to label the SpringBig interim financial statements as “unaudited” where appropriate.

Note 4. Business Combination, page F-59

36.
You state here that the fair value of consideration paid in connection with the acquisition of Beaches Development Group LTD was $205,298, which consisted of 180,972 shares of your common stock and $155,000 of cash. However, your disclosures on page F-49 indicate that the total consideration for this transaction was $1,356,250. Please explain this apparent inconsistency and revise your disclosures as necessary.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages F-50 of the Registration Statement.

***

Should any questions arise, please do not hesitate to contact me at (212) 450-4322 (tel) or derek.dostal@davispolk.com, or Leonard Kreynin at (212) 450-4937 (tel) or leonard.kreynin@davispolk.com. Thank you for your time and attention.
Very truly yours, /s/ Derek Dostal
Derek Dostal

cc:

Albert Foreman, Chief Executive Officer of the Company

Sergey Sherman, Chief Financial Officer of Tuatara Capital Acquisition Corporation

Paul Sykes, Chief Financial Officer of SpringBig, Inc.

Leonard Kreynin, Davis Polk & Wardwell LLP

William Doran, Benesch, Friedlander, Coplan & Aronoff LLP

Sarah M. Hesse, Benesch, Friedlander, Coplan & Aronoff LLP